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                                                                       EXHIBIT 2

                     [SHANE HENTY SUTTON, P.C. LETTERHEAD]


BY REGULAR MAIL AND FACSIMILE
917.206.8100

                                                 May 21,2001

Kathleen P. Kelly, Esq.
Vinson & Elkins
666 Fifth Avenue - 26th Floor
New York, New York 10103

                                Re: Filing of Schedule 13D

Dear Ms. Kelly:

We have received your correspondence dated May 17, 2001 stating that you have filed on behalf of Global One Communications a Schedule 13D in connection with the Stock Pledge Agreements between Ci4net and Global One.

You should be aware that the Stock Pledge Agreements were never ratified or declared effective. We have on file communications from your firm in January 2000 indicating that the Agreements were not effective. We thereafter advised your firm to return the shares held in escrow as the Agreement was not effective and would not proceed. In the face of this, which is undisputed, you have elected to file a Schedule 13D with the Securities and Exchange Commission which sets forth an intentionally misleading and inappropriate disclosure of the beneficial ownership of shares in Ci4net.com, Inc. By intentionally filing such a misleading and inappropriate disclosure, both your firm and your client have filed a document with the Securities and Exchange Commission knowing its contents to be untrue.

We demand that you repudiate the document and seeks its withdrawal immediately. Failure to do so shall prompt the reporting of this event to the Securities and Exchange Commission and the for intentionally filing a misleading document whilst knowing the contents, specifically the false effectiveness of the Stock Pledge Agreement, to be untrue. You shall also be held liable for all damages to the company and its shareholders.

Yours faithfully,

/s/ PETER MOULINOS
Peter Moulinos



cc.: Ci4net.com, Inc.